Overstock.com, Inc.
799 West Coliseum Way
Midvale, Utah 84047

October 2, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attn: Anuja A. Majmudar and Karina Dorin

Re:        Overstock.com, Inc.
Form 10-K for the fiscal year ended December 31, 2022
Filed February 24, 2023
File No. 000-49799

Ladies and Gentlemen:

We write in response to the comment letter dated September 19, 2023, addressed to Adrianne Lee, Chief Financial Officer of Overstock.com, Inc. ("we," "us," "our," or the "Company"), regarding comments of the Staff of the Securities and Exchange Commission (the "Staff") with respect to our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022 (the "2022 Form 10-K"), as referenced above.

For the convenience of the Staff, we have reproduced the text of each numbered paragraph in the comment letter and follow with our response. We respectfully submit the following information and responses with respect to each comment contained in the comment letter.

Form 10-K filed February 24, 2023

General

1.We note that you provided more expansive climate-related disclosure on your website than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided on your website.

We carefully consider and prepare our disclosures in accordance with applicable laws, regulation, and guidance, including our analysis of materiality to our business, operating results, and financial condition. In preparing our 2022 Form 10-K, we considered the applicable provisions of Regulation S-K, Regulation S-X, Rule 12b-20 of the Securities Exchange Act of 1934, and other guidance from the Staff, including the 2010 Commission Guidance Regarding Disclosure Related to Climate Change (collectively, the "Disclosure Requirements"). We note that current Disclosure Requirements do not specifically mandate climate-related disclosure in the Form 10-K or other SEC filings, but that such disclosure could be required if considered material to the company.

Our website pages dedicated to our environmental, social, and governance efforts ("ESG Pages") are provided voluntarily and include a broad range of information to address a variety of stakeholder interests including climate-related disclosures that are beyond the scope of, and are not material under, applicable Disclosure Requirements. Our climate-related disclosures address company energy conservation efforts, including a discussion of certain energy-saving attributes of our corporate headquarters campus, certain policies and practices we have adopted to conserve energy, and certain measures we take to partner with responsible carriers. These items are disclosed on our website. They are accessible to our customers, vendors, employees, investors, and other interested parties.

While these climate-related disclosures on our website are strategically important to understanding our company's environmental efforts, we assessed the materiality of this information to investors under applicable Disclosure Requirements and determined they were not material. For example, we disclose in our ESG Pages that our corporate headquarters building is LEED-Gold Certified, with various attributes that help reduce energy consumption. While this information may be of interest to our stakeholders, gas and electric costs at our building amounted to approximately 0.115%, 0.0844%, and 0.955% of our total operating expenses in 2022, 2021, and 2020, respectively. Our ESG Pages also disclose ways in which we discourage unnecessary car travel at our corporate headquarters, including providing onsite bike storage and having chosen a headquarters location that is close to a commuter rail station. These efforts, while of interest to employees and other stakeholders, have no direct material financial impact on our business. After careful consideration, we determined the climate-related information currently shared on our ESG Pages was not material to investors (either quantitatively or qualitatively), nor did it have a material effect on our business, our financial condition, or our results of operations. As such, we determined our climate-related information was not required to be included in our 2022 Form 10-K under applicable Disclosure Requirements and was best situated on our website where customers, vendors, investors, and employees could easily access it.

We believe our 2022 Form 10-K and other SEC filings adequately and appropriately inform investors of material information about our business, strategy and financial results without further climate-related disclosures. However, we will continue to monitor and evaluate our climate-related information included on our website and climate-related disclosures as we prepare future SEC filings and will comply with current and future climate disclosure requirements.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 27

2.We note your risk factor on page 17 referencing the potential adoption of climate change rules. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•increased demand for goods that result in lower emissions than competing products;
•increased competition to develop innovative new products that result in lower emissions;
•increased demand for generation and transmission of energy from alternative energy sources; and
•any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Other than costs and potential compliance risks resulting from potential adoption of climate change rules, as referenced in Part I, Item 1A, "Risk Factors," of our 2022 Form 10-K, to date we have not identified material indirect consequences of climate-related regulation or business trends that would have a material impact on our business, financial condition, or results of operations, as discussed below. We will continue to monitor the material indirect consequences of climate-related regulation or business trends, and if they are considered reasonably likely to have a material effect on our business, financial condition, or results of operations, we will disclose such consequences in future SEC filings as appropriate.

•decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources
•increased demand for goods that result in lower emissions than competing products

We have not experienced a decreased demand for goods or services because of customers indicating that our products produce significant greenhouse gas emissions or are related to carbon-based energy sources. Similarly, we have not experienced an increased demand for goods because of customers indicating that our products result in lower emissions than competing products. We do not believe the emissions of products sold on our website is a primary consideration to customers.

While customers may generally support products that are considered more sustainable and result in lower greenhouse gas emissions, we believe competitive factors other than lower emissions are the primary drivers in customers purchasing products from our website as compared to purchasing products from our competitors. There are many reasons why customers may have a decreased or increased demand for products sold on our website. As referenced in Part I, Item 1, "Competition," of our 2022 Form 10-K, we note our belief that such predominant competitive factors include:

•price;
•product quality and assortment;
•shopping convenience and product findability;
•website organization and experience;
•order processing and fulfillment;
•order delivery time and accuracy;
•customer service;
•website functionality on mobile devices;
•brand recognition; and
•brand reputation.

During the periods covered by our 2022 Form 10-K, we did not experience and we do not currently expect to experience any material change in the demand for our products based on an increase or decrease in demand for goods and services due to greenhouse gas emissions, carbon-based energy sources, or other climate-related impacts.

•increased competition to develop innovative new products that result in lower emissions

As we disclosed in Part I, Item 1, "Competition," of our 2022 Form 10-K, we compete primarily on the bases of price, product quality and assortment, shopping convenience and product findability, website organization and experience, order processing and fulfillment, order delivery time and accuracy, customer service, website functionality on mobile devices, brand recognition, and brand reputation.

Since we are a retailer and not the manufacturer of the products offered for sale on our website, we are limited in our ability to impact the climate related effects of manufacturing. At the time of the filing of the 2022 Form 10-K, and at present, we have not experienced increased material competition to develop innovative new products that result in lower emissions to address climate change.

•increased demand for generation and transmission of energy from alternative energy sources

We have not experienced any increased demand for the generation and transmission of energy from alternative energy sources that has materially impacted our business or operations. We are not engaged in the generation or transmission of energy other than maintaining solar panels at our corporate headquarters amenities building to partially offset our energy use. We purchase energy, which in the three-year period covered by our 2022 Form 10-K, did not materially increase or decrease and did not have a material impact on our financial condition or results of operations.

•any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

We considered potential reputational risks associated with public perceptions surrounding our level of participation in carbon reduction efforts, including any inability to achieve public goals/commitments, or any perceived failure to act responsibly when it comes to the environment or climate change. To date, none of these issues have had a material impact on our business or operations.

To the extent any of the above factors are reasonably likely to materially impact our business, financial condition or results of operations, we will make appropriate disclosures in future filings.

3.Discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

•severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
•quantification of material weather-related damages to your property or operations;
•potential for indirect weather-related impacts that have affected or may affect your major customers, suppliers or partners; and
•any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

We did not experience any material physical effects or operational disruptions related to severe weather or climate change during the periods covered by our 2022 Form 10-K.

•severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality

While individual properties may experience severe weather conditions in the ordinary course of business, such as heavy snow or rainfall, or other natural disasters, which may disrupt operations, no such conditions have led to material physical damages resulting in material loss of business or operational disruption, either individually or in the aggregate for the periods covered by our 2022 Form 10-K.

•quantification of material weather-related damages to your property or operations

We did not experience any material weather-related damage to our property or operations in the years ended December 31, 2022, 2021 or 2020.

•potential for indirect weather-related impacts that have affected or may affect your major customers, suppliers or partners

We did not experience material impacts to our business or operating results from weather-related impacts affecting our major customers, suppliers or partners during the periods covered by our 2022 Form 10-K. The potential for indirect weather-related impacts that could affect our customers, suppliers, or customers in the future is uncertain and difficult to quantify.

Although not specific to weather, we contemplated possible future events affecting the ability of our suppliers, partners, or carriers to deliver products sold on our website timely and at a reasonable cost. In Part I, Item 1A, "Risk Factors," of our 2022 Form 10-K, entitled, "We depend on third-party companies to perform functions critical to our business, and any failure or increased cost on their part could have a material adverse effect on our business," we identified such risk. We will continue to evaluate the effects of weather-related impacts on our customers, suppliers, partners, and carriers, and will describe such effects in future filings if and when the effects are material to our business, financial condition, or results of operations.

•any weather-related impacts on the cost or availability of insurance

We maintain property insurance coverage to protect against weather-related events. During the periods covered by our 2022 Form 10-K, we did not incur any costs associated with physical or operational damage caused by weather-related impacts and weather-related impacts did not materially increase the cost or the availability of insurance to us.

We have not had any material changes to our property insurance coverage or premiums due to weather-related events and increases in our premiums have not been material during the periods covered by our 2022 Form 10-K. Our annual physical property insurance premium costs for the three years ended December 31 2022, 2021, and 2020 were approximately 0.0597%, 0.0414%, and 0.0397%, respectively, of our total operating expenses and were not material to our consolidated statement of operations and cash flows. We currently do not expect insurance premiums to materially increase in the current or future years.

We believe the above quantitative information supports our view that weather-related damages and losses to our property and operations have not been material. Although we are not expecting material weather-related damages or material increases to property insurance costs, we will continue to monitor and provide disclosure in accordance with applicable legal and regulatory requirements if appropriate.

4.If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. Ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

We have not sold carbon credits or offsets. We have voluntarily purchased renewable energy certificates from our local power company in each of the three years covered by our 2022 Form 10-K to partially offset our energy use. These purchases were not material and amounted to an aggregate cost of approximately $20,000 ($6,338 in 2022, $6,338 in 2021, and $7,483 in 2020).

To the extent we purchase or sell carbon credits or offsets in the future and those transactions are material to our results of operations, we will provide appropriate disclosure in our SEC filings.

* * * * *

If you would like to discuss the above response or any other matter, please contact the undersigned at (801) 947-3100, or our outside securities counsel at Bryan Cave Leighton Paisner LLP, Todd M. Kaye, at (314) 259-2194.

Sincerely,

OVERSTOCK.COM, INC.

/s/ ADRIANNE B. LEE
Adrianne B. Lee
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

cc:         E. Glen Nickle, Esq. (Overstock.com, Inc.)
Todd M. Kaye, Esq. (Bryan Cave Leighton Paisner LLP)